Exhibit 99.5
Bonus to Virginia K. Sourlis, Esq.

[Liska Biometry LOGO]

November 15, 2005

Virginia K. Sourlis
The Galleria
2 Bridge Avenue
Building 5, 1st Floor
Red Bank, New Jersey 07701

RE: Equity Bonus

Dear Virginia,

      Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Director Bonus in the form of equity in the amount of 15,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to this organization.

Sincerely,

Liska Biometry, Inc.